Filed pursuant to Rule 433

December 28, 2010

Relating to Prospectus dated December 1, 2010

Registration Statement No. 333-170899

[Duke Energy Corporation Letterhead]

[Name and address of shareholder]

Your Account Number:

Dear Shareholder:

Beginning January 1, 2012, administrators of dividend reinvestment plans (DRIPs) will be required to retain and accurately report cost basis information to shareholders and to the IRS on shares purchased through a DRIP. The most useful and investor-friendly reporting method available for determining basis of shares of stock applicable to DRIPs is the average basis method. In order to use this method, a DRIP must require reinvestment of at least 10% of the dividends paid on shares held in the DRIP beginning no later than January 1, 2011.

In preparation for the cost basis reporting requirement change, the Duke Energy InvestorDirect Choice Plan will no longer offer the “No Dividend Reinvestment” option as currently outlined on page 6 of the Plan prospectus, dated February 19, 2009.

Our records indicate that you are currently enrolled in the Plan, however, you do not reinvest any of the dividends earned on your Plan shares. We assume you would like Duke Energy to continue to hold your shares electronically and you would like to continue to receive your dividends by check or direct deposit. To continue to purchase shares directly from Duke Energy and comply with the new rules surrounding the Plan, you will need to reinvest at least 10% of the dividends earned from your Plan shares. Therefore, we will adjust your account by moving all whole shares into a book-entry, Direct Registration System (DRS) position, which will not change your current cash dividend payment on those shares, and we will leave any fractional share in the Plan to fully reinvest. Once the shares have been moved, you will continue to receive your dividends in the form of a check or by direct deposit. Your account number on our records will not change.

If you do not wish for Duke Energy to make this change, you will need to make a change to your reinvestment election by requesting at least 10% of the dividends earned on your Plan shares be reinvested. You may use page 2 of this letter to make the change by selecting the appropriate option, having each shareholder sign his/her name, and returning the form to our office. A business reply envelope has been enclosed for your convenience.

If you no longer wish to purchase any shares, either through direct purchase or reinvestment, and you would like to sell the fractional share, please complete page 2 by selecting the option to terminate your Plan account and sell the fractional share, having each shareholder sign his/her name, and returning the form to our office.

If we do not receive your written change request (page 2) returned to our office by January 31, 2011, we will proceed with the changes outlined above.

If you have any additional questions regarding this change in the Plan and how it may impact you, please contact our office using the contact information provided above.

Thank you for your investment in Duke Energy Corporation.

Sincerely,

Investor Relations

Account Number:

To begin reinvesting dividends, please select one of the following:

☐	Fully reinvest dividends on ALL shares.
☐	Reinvest dividends earned on all Plan shares, and pay all dividends in cash on certificates and DRS shares.
☐	Reinvest % of dividends earned on Plan shares only (minimum 10%), and pay all remaining dividends in cash.
☐	Reinvest % of dividends earned on all certificates, DRS and Plan shares (minimum 10%).

To terminate your participation in the plan, please select one of the following:

☐	Deposit all whole Plan shares into DRS and sell the remaining fractional share through my Plan account.

Signatures: All shareholders who desire to conduct transactions on their account related to dividend reinvestment or sale of shares must be enrolled in the InvestorDirect Choice Plan. Any selection of these transactions combined with signatures of ALL owners on this form is a request to be enrolled in the Plan. You certify that the Plan Prospectus has been made available to you in electronic form at www.duke-energy.com/investors/ or in paper form and you agree to abide by the terms and conditions of the Plan.

Signature	Signature

Daytime Phone	Daytime Phone

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (800) 488-3853 between 8:00 a.m. and 5:00 p.m. ET Monday through Friday.